===========================================================================

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (AMENDMENT No. 4)

                     Alexander Haagen Properties, Inc.
                             (Name of Company)

                   COMMON STOCK, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                 40443E100
                               (CUSIP Number)


                          Lorenzo Lorenzotti, Esq.
                       Prometheus Western Retail, LLC
                     LF Strategic Realty Investors L.P.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 25, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D



CUSIP No. 40443E100                                  Page  2   of  6  Pages
         ----------                                       ----    ---
---------------------------------------------------------------------------


1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

              Prometheus Western Retail, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b)  x

3   SEC USE ONLY

4   SOURCE OF FUNDS*
                 AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-----------------------
      NUMBER OF           7    SOLE VOTING POWER
       SHARES                  15,666,666
    BENEFICIALLY
    OWNED BY EACH         8    SHARED VOTING POWER
      REPORTING                -0-
     PERSON WITH
                          9    SOLE DISPOSITIVE POWER
                               15,666,666

                          10   SHARED DISPOSITIVE POWER
                               -0-
-----------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,666,666 shares of Common Stock*

     *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
    SHARES*

13  PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
    56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock
    Purchase Agreement incorporated by reference herein.

14  TYPE OF REPORTING PERSON*
             OO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D



CUSIP No. 40443E100                                  Page  3   of  6  Pages
         ----------                                       ----    ---
---------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

             LF Strategic Realty Investors L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b)  x

3   SEC USE ONLY

4   SOURCE OF FUNDS*
          AF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-----------------------
          NUMBER OF       7   SOLE VOTING POWER
           SHARES             15,666,666
        BENEFICIALLY
        OWNED BY EACH     8   SHARED VOTING POWER
          REPORTING           -0-
         PERSON WITH
                          9   SOLE DISPOSITIVE POWER
                              15,666,666

                          10  SHARED DISPOSITIVE POWER
                              -0-

-----------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,666,666 shares of Common Stock*

    *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
    SHARES*

13  PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)

    56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock
    Purchase Agreement incorporated by reference herein.

14  TYPE OF REPORTING PERSON*
               PN
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 4 is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus"), and by LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"). Capitalized terms used herein but not defined have the meanings assigned to them in the Schedule 13D filed June 10, 1997, by Prometheus and LF Realty (as amended, the "Initial Schedule 13D").

          As previously reported in the Initial Schedule 13D, pursuant to a Stock Purchase Agreement dated as of June 1, 1997, by and among Prometheus, LF Realty and Alexander Haagen Properties, Inc. (the "Company"), subject to the terms and conditions thereof, Prometheus agreed to purchase and the Company agreed to sell 15,666,666 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). The Initial Schedule 13D is amended as follows:


Item 5.   Interest in Securities of the Issuer

          On November 25, 1997, in a Subsequent Closing made pursuant to the Stock Purchase Agreement, Prometheus purchased 1,200,000 shares of Common Stock at a price of $15 per share. As disclosed in Amendments No. 1, No. 2 and No. 3 to the Initial Schedule 13D, Prometheus had purchased 2,806,434 shares of Common Stock prior to its purchase on November 25, 1997. Upon completing its November 25, 1997 purchase, Prometheus owned 4,006,434 shares of Common Stock.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company

          As described in the Initial Schedule 13D, Prometheus and LF Realty, concurrent with the execution of the Stock Purchase Agreement, entered into a Tag-Along Agreement, a Stockholders' Voting Agreement and a Stockholders' Agreement with Alexander Haagen Sr. and certain members of the Haagen family together with certain controlled affiliates thereof (collectively, the "Haagen Family") that set forth various rights and obligations between the Haagen Family, Prometheus and LF Realty in respect of the shares of Common Stock owned by them. On November 24, 1997, the Company, Prometheus, LF Realty, the Haagen Family and certain entities affiliated with the foregoing (collectively, the "Parties") entered into a

Separation Agreement and Release (the "Separation Agreement"), providing for, among other things, the release of relevant Parties from their obligations under the agreements set forth in the previous sentence as well as other agreements entered into by certain of the Parties in connection with the management and ownership interests of the Haagen Family in the Company. All references to the Separation Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached as an exhibit hereto and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1:  SEPARATION  AGREEMENT  AND  RELEASE
                 dated November 24, 1997, by and between
                 the parties  set forth in the  preamble
                 thereof.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                             PROMETHEUS WESTERN RETAIL, LLC

                             by  LF STRATEGIC REALTY INVESTORS
                                 L.P., as managing member,

                                 by  Lazard Freres Real Estate
                                     Investors L.L.C., its general
                                     partner,

                                     by /s/ Arthur P. Soloman
                                       ---------------------------
                                       Name:  Arthur P. Soloman
                                       Title: Managing Director


                             LF STRATEGIC REALTY INVESTORS L.P.

                             by  Lazard Freres Real Estate
                                 Investors L.L.C., its general
                                 partner,

                                 by /s/ Arthur P. Soloman
                                   ----------------------------
                                   Name:  Arthur P. Soloman
                                   Title: Managing Director

                                                                  EXHIBIT A



                      SEPARATION AGREEMENT AND RELEASE


     This SEPARATION AGREEMENT AND RELEASE ("Agreement") is made as of this 24th day of November 1997 by and between ALEXANDER HAAGEN, SR. ("Mr. Haagen"), ALEXANDER HAAGEN III ("Mr. Haagen III"), CHARLOTTE HAAGEN ("Mrs. Haagen") (collectively the "Haagens"), AUTUMN HAAGEN ("Autumn"), ALEXANDER HAAGEN III & BETTY HAAGEN TRUST fbo ALEXANDER HAAGEN IV UA 10/24/88 ("Haagen IV Trust"), ALEXANDER HAAGEN III & BETTY HAAGEN TRUST fbo AUTUMN HAAGEN UA 10/24/88 ("Autumn Trust"), ALEXANDER HAAGEN III & BETTY HAAGEN TRUST fbo ANDREW HAAGEN UA 10/28/88, ("Andrew Trust"), HAAGEN LIVING TRUST DATED AUGUST 17, 1988, AS AMENDED AND RESTATED AS OF APRIL 18, 1996 (The "Family Trust" and, together with the Haagen IV Trust, the Autumn Trust and the Andrew Trust, the "Haagen Trusts"), HAAGEN LIMITED PARTNERSHIP ("New Partnership"), and LAZARD FRERES REAL ESTATE INVESTORS, LLC ("LFREI"), LF STRATEGIC REALTY INVESTORS, L.P. ("LFSRI"), PROMETHEUS WESTERN RETAIL, LLC, ("Prometheus" and, together with LFREI and LFSRI, "Lazard") and ALEXANDER HAAGEN PROPERTIES, INC. (the "Company"), ALEXANDER HAAGEN PROPERTIES OPERATING PARTNERSHIP, L.P. (the "Partnership") and HAAGEN PROPERTY MANAGEMENT, INC. ("HPMI" and, together with the Company, the partnership and their subsidiaries, the "Company Entities"). The individuals and entities listed in this paragraph collectively are referred to herein as the "Parties".

     WHEREAS, Mr. Haagen, Mrs. Haagen and Mr. Haagen III each have entered into separate employment agreements, each dated as of June 1, 1997 with the Company and HPMI (such agreements individually are referred to herein as, respectively, the "AH Agreement," the "CH Agreement" and the "AHIII Agreement" and collectively as the "Employment Agreements"); and

     WHEREAS, the Parties have entered into that certain tag-along agreement (the "Tag-Along Agreement"), dated as of June 1, 1997 between the Haagens, the shareholders listed on the signature page thereof and LFSRI and Prometheus; and

     WHEREAS, certain of the Parties have entered into that certain stockholders agreement (the "Stockholders Agreement"), dated as of June 1, 1997 between the Company, the Haagens, the shareholders listed on the signature page thereof and LFSRI and Prometheus; and

     WHEREAS, certain of the parties have entered into that certain stockholders voting agreement (the "Stockholders

Voting Agreement") dated as of June 1, 1997 among the Haagens, the shareholders listed on the signature page thereof and LFSRI and Prometheus; and

     WHEREAS, the parties have entered into that certain registration rights agreement (the "Registration Rights Agreement") dated as of June 1, 1997 by and among the Company, the Haagens, Autumn and the Haagen Trusts; and

     WHEREAS, certain indemnities are contained in, or listed, attached, included or referenced as exhibits or schedules to the agreements identified on Schedule I attached hereto (the "Indemnities" and together with the Employment Agreements, the Tag-Along Agreement, the Stockholders Agreement, the Stockholders Voting Agreement, and the Registration Rights Agreement, the "Agreements"); and

     WHEREAS, in addition to the termination of the Agreements, the Parties wish to provide payment in this Agreement, among other things, for such terminations, the transfer of the HPMI common stock, the Company Entities' use of the Alexander Haagen name, the Haagens' past services which may have been provided at less than the fair value for such services and supplemental retirement benefits for the Haagens; and

     WHEREAS, Mr. Haagen and Mr. Haagen III are express third party beneficiaries of Section 2.4 of that certain stockholders agreement ("Lazard Stockholders Agreement"), dated as of June 1, 1997 by and among Lazard and the Company; and

     WHEREAS, Haagens desire to retire from the Company, as a result of which the Company would have no further obligations under the Employment Agreements; and

     WHEREAS, the Parties desire that each of them be released from any obligations among or between the Parties pursuant to the Agreements or as otherwise provided herein, such release to be on the terms and conditions set forth herein;

     NOW, THEREFORE, in reliance upon the mutual covenants, releases, agreements and conditions contained herein and subject to the provisions and terms of this Agreement and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties agree as follows:

     1. Headings. The headings contained in this Agreement are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement nor affect the rights of the Parties.

     2. Effectiveness. Except as provided in Section 5(b), this Agreement shall become binding and effective as of its execution by all of the Parties, whether in counterpart or upon single instrument (the "Effective Date").

     3. Termination of the Agreements. As a material inducement to enter into this Agreement, as of the Effective Date, each of the Agreements shall terminate and be of no further force or effect and the Haagens, Autumn and the Haagen Trusts fully and irrevocably shall be released and discharged from all provisions, obligations, terms and conditions of the Agreements. Similarly, as of the Effective Date, the Company Entities and Lazard fully and irrevocably are released and discharged from all provisions, obligations, terms and conditions of the Agreements.

     4. Waiver of Third Party Beneficiary Rights. As of the Effective Date, Mr. Haagen and Mr. Haagen III agree to waive all rights or remedies granted to them as express third party beneficiaries of the Lazard Stockholders Agreement, as set forth in Sections 2.4 and 7.3 of the Lazard Stockholders Agreement.

     5. Mutual Releases.

          a. Except for any obligations created by this Agreement, the Company Entities and Lazard, on behalf of themselves and each of their respective past, present and future assigns, parents, subsidiaries, affiliates, divisions, alter egos, predecessors, successors in interest, purchasers, owners, officers, directors, executives, partners, shareholders, agents, sureties, insurers, employees, servants, attorneys, representatives, indemnitors, indemnitees, trustees, and receivers, hereby completely and forever release, absolve and discharge the Haagens, Autumn and the Haagen Trusts, and each of them, and each of their respective past, present and future assigns, subsidiaries, affiliates, alter egos, agents, employees, servants, attorneys, representatives, indemnitors, indemnitees, trustees, heirs, administrators, personal representatives, executors, estates, and beneficiaries, from any and all liabilities, suits, actions, causes of action, rights, claims, demands, disputes, obligations, duties, debts, liens, losses, costs, expenses (including, without limitation, attorneys' fees), and damages of every nature, kind and description, whether at law or in equity (including, without limitation, any right of rescission), know or unknown, anticipated or unanticipated, suspected or unsuspected, fixed, conditional or contingent, which are existing, in place, in effect, incurred, commenced, incipient or accrued as of, or which stem from any events, acts, conduct or omissions under the Agreements or as of the Effective Date, including but not limited to any rights, responsibilities, obligations or liabilities owed or incurred by the Haagens or the Haagens' employees or business affiliates or the general and limited partnerships, or other affiliates of the Alexander Haagen Company, Inc. (which partnerships or affiliates formerly owned the properties contributed or conveyed to the Partnership).

          b. Except for any obligations created by this Agreement, the Haagens, Autumn and the Haagen Trusts, and each of them, on behalf of themselves and each of their respective past, present and future assigns, parents, subsidiaries, affiliates, divisions, alter egos, predecessors, successors in interest, purchasers, owners, officers, directors, executives, partners, shareholders, agents, sureties, insurers, employees, servants, attorneys, representatives, indemnitors, indemnitees, trustees, and receivers, hereby completely and forever release, absolve and discharge the Company Entities and Lazard, and each of their respective past, present and further assigns, parents, subsidiaries, affiliates, divisions, alter egos, predecessors, successors in interest, purchasers, owners, officers, directors, executives, partners, shareholders, agents, sureties, insurers, employees, servants, attorneys, representatives, indemnitors, indemnitees, trustees, and receivers, from any and all liabilities, suits, actions, causes of action, rights, claims, demands, disputes, obligations, duties, debts, liens, losses, costs, expenses (including, without limitation, attorneys' fees), and damages of every nature, kind and description, whether at law or in equity (including, without limitation, any right of rescission), known or unknown, anticipated or unanticipated, suspected or unsuspected, fixed, conditional or contingent, which are existing, in place, in effect, incurred, commenced, incipient or accrued as of, or which stem from any events, acts, conduct or omissions under the Agreements or as of the Effective Date, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, as amended, the Equal Pay Act, as amended, the Fair Labor Standards Act, as amended, the Employee Retirement Income Security Act, as amended, the Consolidated Omnibus Budget Reconciliation Act, as amended, the Older Workers Benefit Protection Act, as amended, the Americans with Disabilities Act, as amended, the California Fair Employment and Housing Act, as amended, the California Labor Code, or any other local, state or federal law governing discrimination in employment or the payment of wages or benefits.

IN ACCORDANCE WITH THE OLDER WORKERS BENEFIT PROTECTION ACT OF 1990, THE HAAGENS ARE ADVISED AS FOLLOWS:

          i) THE HAAGENS HAVE THE RIGHT TO CONSULT WITH ANY ATTORNEY BEFORE SIGNING THE RELEASE CONTAINED IN THIS SECTION 5(b);

         ii) THE HAAGENS HAVE TWENTY-ONE (21) DAYS FROM NOVEMBER 24, 1997 TO CONSIDER SUCH RELEASE; AND

        iii) THE HAAGENS HAVE SEVEN (7) DAYS AFTER SIGNING THIS AGREEMENT TO REVOKE THE RELEASE SET FORTH IN THIS SECTION 5(b).

THE PARTIES AGREE THAT THE PURCHASE OF STOCK SPECIFIED IN SECTION 13(d) OF THIS AGREEMENT SHALL NOT BE MADE IN THE EVENT THAT ANY SUCH REVOCATION IS MADE.

          c. THE PARTIES, AND EACH OF THEM, ACKNOWLEDGE THAT THEY HAVE BEEN ADVISED BY THEIR LEGAL COUNSEL AND ARE FAMILIAR WITH THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542, WHICH PROVIDES AS FOLLOWS:

     A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH, IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

THE PARTIES, AND EACH OF THEM, BEING AWARE OF SAID CODE SECTION, HEREBY EXPRESSLY WAIVE ANY RIGHTS THEY MAY HAVE THEREUNDER.

     6. HPMI. On December 31, 1997, the Haagens will cause to be transferred to the Partnership all of the outstanding shares of common stock of HPMI, free and clear of any liens or encumbrances created by the Haagens, without further consideration.

     7. Termination. As a material inducement to enter into this Agreement, the Parties hereby agree that, as of the Effective Date, the Indemnities shall be terminated and without further force or effect, except that the Indemnities provided by Haagen GDH Partnership and Haagen GDH-2 Partnership (to which Haagen Alhambra Associates is successor in interest) ("HAA"), or any successor in interest thereto shall remain in force and effect solely to the extent provided herein. HAA shall be obligated to use its best efforts to Remediate any Known Contamination (as such terms are defined in such Indemnities) in a timely manner in consultation with the Company and using methods and consultants reasonably acceptable to the Company, in all cases consistent with past practices. HAA shall reserve in cash the amounts set forth on Schedule VIII plus any collections from third parties for the applicable property (the "Cash") to Remediate such Known Contamination on such properties and HAA shall expend the Cash solely for the purpose of satisfying such Indemnities, and HAA shall enforce the terms of any cost-sharing arrangements and other similar agreements with third parties such that all amounts collectible thereunder are used to Remediate such Known Contamination. The Parties agree that the Company Entities shall only have rights pursuant to this section against the Cash and such cost-sharing and other similar agreements and that the Company Entities shall have no claim under such Indemnities against any other asset or any general partner of HAA or other Predecessor Affiliates and any such claims against such general partners are hereby terminated and waived.

     8. Resignation from Board of Directors; Offices. Except as provided herein, Mr. Haagen, Mrs. Haagen and Mr. Haagen III hereby tender, and the Company Entities hereby accept, their resignations from the positions held by each of them, in any capacity as officer, director, member of any managing board or committee of, and any position of agency, or as representative on behalf of, the Company Entities as of the Effective Date, and the Company Entities and Lazard acknowledge that the Haagens doing so shall not be deemed a breach of the Employment Agreements or any duties or obligations, fiduciary or otherwise, owned by the Haagens and each of them to the Company Entities or Lazard. Notwithstanding the foregoing, it expressly is acknowledged, agreed and understood that, as of the Effective Date, (i) Mr. Haagen shall be Chairman Emeritus of the Board of Directors of the Company for so long as he desires, and (ii) Mr. Haagen III shall be Vice Chairman Emeritus of the Board of Directors of the Company for a period of ten years from the Effective Date. Mr. Haagen and Mr. Haagen III shall both be entitled to receive one-half of the compensation payable to members of the Board of Directors of the Company. Additionally, the Haagens shall provide limited consulting services to the Company upon the Company's reasonable request for so long as both Mr. Haagen and Mr. Haagen III retain the positions referred to in this Section.

     9. Confidential Information. Each of Mr. Haagen and Mr. Haagen III agree not to disclose to any person not employed by any of the Company Entities and not engaged to render services to any of the Company Entities any confidential information obtained while serving in any of the positions (current or former) set forth in Section 8 of this Agreement for so long as he retains the emeritus position referred to in Section 8; provided, however, that the restrictions contained herein shall not apply to information that (i) was in his possession prior to any disclosure by the Company Entities to him, (ii) is or becomes generally available to the public other than as a result of disclosure by him or his representatives in violation of this Agreement, (iii) is or becomes available to him on a non-confidential basis from a source other than the Company or its representatives which is not, to his knowledge, prohibited from transmitting the information to him or his representatives by a contractual, legal, fiduciary or other obligation, (iv) was independently acquired or developed by him without violating his obligations under this Agreement, or (v) is furnished to a third party by the Company Entities or any representative of the Company Entities without similar non-disclosure restrictions on the third party's use of such information. In addition, this Section 9 shall not preclude him from the use or disclosure of information known generally to the public or of information not considered confidential by the Company or any affiliated entity or from making disclosures required by law or court order.

For purposes of this Agreement, the term "confidential information" shall include all information of any nature and in any form which is owned by the Company and which is not publicly available or generally known to persons engaged in businesses similar to that of the Company, including, but not limited to, research techniques; patents and patent applications; inventions and improvements, whether patentable or not; development projects; computer software and related documentation and materials; designs, practices, processes, methods, know-how and other facts related to sales, advertising, promotions, financial matters, customers, customer lists or customers' purchases of goods or services from the Company; industry contracts; and all other secrets and information of a confidential and proprietary nature.

     10. Covenant Not to Solicit. During their respective emeritus status as described in Section 8 of this Agreement, neither Mr. Haagen nor Mr. Haagen III shall directly solicit or induce any of the Company Entities' employees, other than Harvey and Haggard (both as hereinafter defined), to terminate their employment or relationship with the Company Entities.

     11. Predecessor Affiliates Documents. The Company shall continue to hold and retain all files and documents relating to the entities which were parties to the Agreements with the Company or the Partnership, as the case may be, identified on Schedule I (the "Predecessor Affiliates") attached hereto. Prior to any destruction of such files and documents, the Company shall provide the Haagens with 30-days' prior written notice and afford the Haagens the opportunity during normal business hours prior to the date set for destruction to remove such files and documents.

     12. Warehouse Lease. On the Effective Date, the Company shall transfer and assign, and the Haagens shall assume and be responsible for, the lease obligation ("Warehouse Lease") for the storage facility identified on
Schedule II ("Warehouse Property") attached hereto. Prior to the expiration date of the Warehouse Lease, the Company, following a request to the Haagens, will be afforded access during normal business hours to the Warehouse Property for the purposes of accessing or removing any files, documents or furnishings, fixtures, materials and equipment of the Company contained therein for use at ICSC at no cost. The Company acknowledges and agrees that the remaining contents of the Warehouse Property are the property of the Haagens. Prior to the earlier of the first anniversary of this Agreement or the expiration date of the Warehouse Lease, the Company shall move or cause to be moved, at the Company's sole cost and expense, from the Warehouse Property all such files or documents and all furnishings, fixtures, materials and equipment of the Company contained therein for use at ICSC.

     13. Payment. Subject to the terms and conditions of this Agreement:

          a. Salary and Expenses. Each of the Haagens shall be entitled to receive on the Effective Date the accrued and unpaid salary payments owing as of the Effective Date and reimbursement for any business expenses or expenditures as of the Effective Date as provided in the Employment Agreements.

          b. Cash Payment. The Company agrees to pay to the Haagens on January 2, 1998, the sum of two million six hundred forty thousand United States dollars ($2,640,000), plus interest thereon from the Effective Date at a rate equal to the prime rate (as published by Bank of America NT&SA) plus two percent, as follows:

          i) A certified check made payable to Alexander Haagen Sr. and Charlotte Haagen or their direction in the amount of one million eight hundred thousand United States Dollars ($1,800,000) plus accrued but unpaid interest thereon; and

          ii) A certified check made payable to Alexander Haagen III or his order in the amount of eight hundred forty thousand United States Dollars ($840,000) plus accrued but unpaid interest thereon; and

          c. Stock Options and Awards. The Company shall grant on January 2, 1998 to each of Mr. Haagen and Mr. Haagen III 40,000 restricted shares (each, a "Restricted Stock Award") of the Company's common stock, $0.01 par value (the "Common Stock") pursuant to the Amended and Restated 1993 Stock Option and Incentive Plan for Officers, Directors and Key Employees of the Company, the Partnership and HPMI, as amended to date (the "Plan"). All restrictions on such Restricted Stock Awards shall terminate and such shares shall be fully vested as of January 2, 1998. In addition, the Company and the Haagens agree all previously granted restricted stock awards to the Haagens, to the extent not vested, shall be accelerated and become fully vested as of January 2, 1998, and the Restrictions, as defined in the restricted stock award agreements covering such shares, shall terminate.

All options to acquire shares of Common Stock previously granted to the Haagens pursuant to those stock option agreements listed in Schedule IV attached hereto, between Mr. Haagen and the Company, Mr. Haagen III and the Company and Mrs. Haagen and the Company (the "Option Agreements") shall be, as of the Effective Date, immediately and fully vested. Such options shall remain exercisable in accordance with the terms of the Option Agreements through the Expiration Date, as defined in Section 3.3(a) thereof.

          d. Sale of Common Stock and O.P. Units. Subject to the provisions of Section 5(b) of this Agreement, on May 25, 1999 (the "Purchase Date") the Company shall purchase or cause to be purchased in immediately available funds, and the stockholders listed on Schedule V attached hereto shall sell to the Company, an aggregate of 3,656,818 shares and Partnership units (the "Purchased Shares") from the stockholders listed on Schedule V attached hereto at a price per share (the "Purchase Price") equal to the greater of (a) seventeen United States Dollars ($17) or (b) the average of the last reported sales price of the Common Stock on the American Stock Exchange or such other exchange where the Common Stock is then listed, as calculated over the twenty trading-day period ending on the day ten trading-days prior to the Purchase Date. Other than the foregoing sale, no sale of the Purchased Shares may be made by such stockholders, except that the Stockholder listed on Schedule V attached hereto shall have the right to sell the Purchased Shares on the American Stock Exchange or such other exchange where the Common Stock is then listed prior to the Purchase Date in amounts not to exceed the limitations set forth in Rule 144(e)(i) promulgated under the Securities Act of 1933, as amended, whether or not such rule is then applicable to such sale.

The Purchased Shares shall be subject to adjustment from time to time. In case at any time, or from time to time, the Company shall: (i) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution payable in shares of capital stock; (ii) subdivide its outstanding shares of Common Stock into a larger number of shares; (iii) combine its outstanding shares of Common Stock into a smaller number of shares; or (iv) issue by reclassification or recapitalization of its Common Stock into any other class or series of shares of the Company (including any such reclassification or recapitalization in connection with a consolidation or merger in which the Company is the continuing corporation), the number of Purchased Shares and the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, reclassification or recapitalization shall be adjusted so that the Company, after such date, shall be required to purchase the same proportionate interest represented by such shares as immediately prior to such time. Any such adjustment in the Purchased Shares shall include a necessary or appropriate corresponding adjustment in the Purchase Price. Such adjustments shall be made successively whenever any event listed above shall occur. In the event that such dividend or distribution is not so made, the Purchased Shares and Purchase Price shall again be adjusted to be the Purchased Shares and Purchase Price which would then be in effect if such record date had not been fixed.

          e. Additional Amounts. Subject to the terms and conditions of this Agreement, the Company hereby agrees to provide the Haagens with the following benefits:

          i) Office Space. The Company shall provide the Haagens with office space and facilities currently enjoyed by the Haagens and office space and facilities for Janice Harvey ("Harvey") for so long as the Company occupies space at 3500 Sepulveda Boulevard, Manhattan Beach, California. The Company also shall provide the Haagens with one permanent secretary for use exclusively by the Haagens, which secretary shall be Mr. Haagen's current secretary, Kay Haggard ("Haggard"), or upon her retirement or voluntary termination of employment, a person of like ability, training and professional competence, at the Company's sole cost and expense for a period of three years from the Effective Date (thereafter, to maintain such secretary, the Haagens shall pay the Company the cost of such salary and benefits). The Company also shall provide the Haagens with the exclusive services of Harvey, for which the Haagens shall pay the Company the cost of Harvey's salary and benefits. Further, the Company agrees that the furnishings, equipment, any renderings of properties not owned by the Company and personal effects now and hereafter located in the offices of the Haagens, Haggard and Harvey are and shall remain the property of the Haagens. The Company also agrees that the furnishings, now and hereafter located in the reception area are and shall remain the property of the Haagens.

          ii) Medical Benefits. The Company shall provide the Haagens and their designees, as provided on Schedule VII attached hereto, with medical care and benefits identical to, comparable to or more comprehensive than those received from time to time by senior executives of the Company Entities.

          iii) Insurance. Subject to the terms and conditions of this Agreement, the Haagens shall be entitled to continue to maintain insurance under the Company Entities' property and casualty liability policies, to the extent the Company Entities maintain such coverage, on any property owned by the Haagens or their affiliates or any replacement or replacements thereof currently insured under the Company Entities' existing policies listed on Schedule VI attached hereto, subject to the Haagens continued obligation to pay the Company the amount of the premiums or the proportionate allocation thereof (if a single premium) or, if determinable, the increased cost for insuring such properties on a basis consistent with past practices. Additionally, subject to the terms and conditions of this Agreement, the Haagens shall be entitled to continue to maintain automobile insurance under the Company Entities' liability policy, to the extent the Company Entities maintain such coverage, on any automobile owned by the Haagens or their affiliates or any replacement or replacements thereof currently insured under the Company Entities' existing policy listed on Schedule VI attached hereto, subject to the Haagens' obligation to pay the Company the amount of the premiums or the proportionate allocation thereof (if a single premium) or, if determinable, the increased cost for insuring such automobiles on a basis consistent with past practices.

          (iv) Alexander Haagen Companies, Inc. Until January 31, 1998 or as soon thereafter as practicable, the Company shall continue to provide the services currently provided, including maintaining the books and records, and facilitate the transition of such services thereafter to the Haagens for the Haagens or their affiliates, relating to the business activities of such persons for the year ending December 31, 1997.

     14. Haagen Name. The Company and the Haagens hereby agree that the Company Entities shall be entitled to use the Alexander Haagen name solely in the form and for the purpose currently used; i.e., to own and operate retail shopping centers as a publicly traded real estate investment trust as Alexander Haagen Properties, Inc. or Alexander Haagen Properties Operating Partnership, L.P. (the "Names"). Neither the Company, Lazard, nor any of their respective parents, subsidiaries or affiliates, shall be entitled to use or license the Names in any other context, combination, derivation, abbreviation, phrase or other permutation or for any purpose whatsoever or to any other person or business entity. Further, in the event that the Company should change, append or otherwise modify either of the Names, or cease to or suspend from use either of the Names, the rights granted hereunder with respect to the Names shall cease and revert to the Haagens and no further use of the Names may be made by the Company or the Partnership. Any other rights to the Names or the Alexander Haagen names not expressly granted hereunder are reserved to and shall remain with the Haagens for all intents and purposes.

     15. No Disparagement. The Company, Lazard and the Haagens (including any of the directors, officers, executives, parents, subsidiaries or affiliates of any of them (provided that, in the case of the Company, the only executives and officers covered by this sentence shall be those individuals named on Schedule III)) expressly agree and promise that they each shall refrain from making, publishing or engaging in any act, conduct, statement or course of conduct which disparages or defames, or which tends to disparage or defame, the person, character, reputation, integrity, business or good will of the other, whether in connection with this Agreement or the circumstances culminating in or surrounding this Agreement or the making of this Agreement or otherwise; provided, however, that the Parties may make such factual disclosures as, upon the written advice of its attorneys, may be required by any law, rule or regulation to which it is subject, and will use its best efforts, subject to the requirements of applicable law, rule or regulation and subject to the written advice of counsel, to avoid making any such factual disclosures in a manner which is disparaging or defamatory to the other or their employees or affiliated business entities. In addition, the Company shall adopt and vigorously enforce a mandatory policy requiring all of its employees who are not covered by the preceding sentence to nevertheless comply with the provisions of the preceding sentence as if it were applicable to such employee, and the Company agrees to significantly discipline any employee who violates the terms of such policy; provided that the Company shall not be liable for any breach by any such employee of such policy unless such policy is not enforced.

     16. Press Release; References. The Parties will jointly prepare and issue a press release in the form attached hereto as Exhibit C no later than the Effective Date. The parties agree that upon execution hereof, the Company may announce internally to its employees that the Haagens will be retiring from active management of the Company on the Effective Date. Each Party agrees not to make any other public announcement with respect to the Haagen's separation or to otherwise discuss, disclose or reveal any of the terms or conditions of this Agreement to any person or entity, except as may be required by law or by stock exchange rules or non-public disclosure which is necessary for certain business transactions, prior notice of which shall be provided to the other Parties.

     17. Cooperation With Respect To Subsequent Administrative Steps and Documents. The Parties recognize that in the future, certain administrative steps or additional documentation may be required to effectuate the matters intended to be encompassed by this Agreement. The Parties agree that they will cooperate in the future should any such administrative steps be required or documents, papers and instruments need to be prepared and signed, in order to carry out the terms and intent of this Agreement.

     18. Indemnity And Attorneys' Fees Regarding Breach Of This Agreement. Subject to the terms and conditions of this Agreement:

          a. The Parties expressly agree that in the event of any breach or default under this Agreement, the defaulting or breaching party will indemnify and hold harmless the non-defaulting or non-breaching party or parties against any and all consequences, losses, claims, damages or liabilities, joint or several (and actions in respect thereof), to which such party may become subject, under federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon this Agreement or the breach thereof. In the event that any proceeding, suit or action is brought to enforce the provisions of this Agreement, in connection with any breach of or default under this Agreement, the prevailing party shall be entitled to recovery and an award of costs and expenses, including attorneys' fees, in addition to any other relief to which that party may be entitled.

          b. The Company Entities hereby expressly agree to indemnify and hold harmless the Haagens, Autumn and the Haagen Trusts from the consequences of any claim or proceeding initiated or commenced by a third party arising out of or relating to this Agreement, the subject matter covered by this Agreement or any liabilities related to the properties now owned or managed by the Company Entities (except to the extent set forth in Section 7).

          c. The Company Entities will reimburse, as incurred, an indemnified party under subparagraph (b) of this Section in connection with investigating, defending or appearing as a third party witness in connection with any such loss, claim, damage, liability or action brought by a third party. The indemnity provided in this paragraph shall be in addition to any liability which a party may have at common law or otherwise.

          d. Promptly after receipt by an indemnified party under subparagraph (b) of this Section of notice of the commencement of any action or proceeding by a third party, such indemnified party will, if a claim in respect thereof is to be made against one or more indemnifying parties under this Section, notify such indemnifying party or parties of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under paragraph (a) or (b) of this Section or to the extent that the indemnifying party was not adversely affected by such omission. In case any such action is brought against an indemnified party and it notifies an indemnifying party or parties of the commencement thereof, the indemnifying party or parties against which a claim is to be made will be entitled to participate therein and, to the extent that it or they may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party has reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and otherwise to participate in the defense of such action on behalf of such indemnified party or parties, in which case the indemnifying party shall only be responsible for the fees and expenses of one counsel (in addition to local counsel) for all similarly situated indemnified parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 18 for any legal or other expenses (other than the reasonable costs of investigation) subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party has employed such counsel in connection with the assumption of such different or additional legal defenses in accordance with the proviso to the immediately preceding sentence, (ii) the indemnifying party has not employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action, or
(iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party.

     19. Binding On Successors. This Agreement, and the covenants and conditions herein, is binding on each of the Parties and also shall be binding upon and inure to the benefit of their respective heirs, administrators, executors, representatives, officers, directors, employees, assigns, successors, agents, and subsidiaries. No Party to this Agreement may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the express written consent.

     20. Entire Understanding; Integrated Instrument. This Agreement contains and constitutes the entire agreement and understanding of the Parties concerning the subject matter hereof, and supersedes and replaces all prior discussions and negotiations, proposed agreements or agreements, written or oral, pertaining to such subject matters. Each of the Parties acknowledges that no other party or any agent or attorney of any other party has made any promise, representation or warranty whatsoever, express or implied, written or oral, not contained herein and concerning the subject matters hereof, to induce he, she or it to execute this Agreement, and each of the Parties acknowledges that he, she or it has not executed this Agreement in reliance on any promise, representation or warranty not contained herein.

     21. Representations And Warranties. Each of the Parties represents and warrants to the other Parties that he, she or it has not assigned or transferred, or purported to assign or transfer, to any person, entity or institution any liability, suit, action, cause of action, right, claim, demand, dispute, obligation, duty, debt, lien, loss, cost, expense, or damage, or any part or portion thereof, encompassed by, involved or referred to in this Agreement.

     22. Supplement, Amendment, Waiver, Etc. This Agreement cannot be supplemented, modified, amended, waived, released or terminated except by a writing executed by the party or parties to be bound thereby.

     23. Construction. This Agreement in all respects shall be interpreted, construed, enforced and governed by and under the laws of the State of California without regard to any internal conflicts of law principles in such jurisdiction. This Agreement shall be deemed to have been prepared by the Parties jointly, and any uncertainty or ambiguity existing in this Agreement shall not be interpreted against any of the Parties by reason of such party having been the draftsperson hereof. Accordingly, any rule of law, including, but not limited to, Section 1654 of the Civil Code of the State of California, or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it, is of no application and hereby is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the Parties and of this Agreement.

     24. Consent To Jurisdiction. Each of the Parties hereby (i) irrevocably submits to the jurisdiction of any California State court sitting in the City of Los Angeles or the United States District Court for the Central District of California in any action arising out of this Agreement, (ii) agrees that all claims in such action may be decided in such court, (iii) waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum, and (iv) consents to the service of process by mail. A final judgment in any such action shall be conclusive and may be enforced in other jurisdictions. Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or shall affect its right to bring any action in any other court.

     25. Execution; Counterparts. This Agreement may be executed as a single original or in any number of counterparts, each of which shall be deemed to be an original and which taken together shall be deemed to be one and the same instrument.

     26. Notices. All notices required under this Agreement shall be in writing and shall be deemed to have been made and duly delivered on the date of actual delivery, if delivered in person or by messenger (whether through overnight delivery service or messenger service) or telefacsimile transmission, to the following addresses:

        a.  If to the Haagens:

            Alexander Haagen Sr.
            Alexander Haagen III
            3500 Sepulveda Boulevard
            Manhattan Beach, CA 90266
            Telecopy:  (310) 546-6345

            With a copy to:

            Stroock & Stroock & Lavan
            2029 Century Park East, 18th Floor
            Los Angeles, California 90067
            Attention:  Glenn D. Smith
            Telecopy:  (310) 556-5959

        b.  If to the Company:

            Alexander Haagen Properties, Inc.
            3500 Sepulveda Boulevard
            Manhattan Beach, CA 90266
            Attention:  General Counsel
            Telecopy:  (310) 546-8455

            With a copy to:

            Latham & Watkins
            633 West Fifth Street
            Suite 4000
            Los Angeles, CA 90071
            Attention:  John M. Newell
            Telecopy:  (213) 891-8763

        c.  If to Lazard:

            Lazard Freres Real Estate Investors, LLC
            30 Rockefeller Plaza, 63rd Floor
            New York, NY 10020
            Attention:  Arthur P. Solomon
            Telecopy:  (212) 632-6052

            With a copy to:

            Cravath, Swaine & Moore
            Worldwide Plaza
            825 Eighth Avenue
            New York, NY 10019
            Attention:  Kevin J. Grehan
            Telecopy:  (212) 474-3700

     27. Consultation With Counsel. This Agreement has been negotiated at arm's length between persons knowledgeable in the matters dealt with herein. In addition, each of the Parties has been represented by, and has consulted with, experienced and knowledgeable independent legal counsel with respect to this Agreement and its provisions. Each of the Parties acknowledges that his, her or its counsel has fully explained the terms and conditions of this Agreement, and that he, she or it has had adequate opportunity to make whatever investigation or inquiry was deemed necessary or desirable in connection with the subject matters of this Agreement prior to the execution hereof.

     IN WITNESS WHEREOF, each of the Parties further states that he, she or it has carefully read the foregoing Agreement and knows the contents thereof, that he, she or it signs the same of his, her or its own free act, and that the Parties have executed this Agreement as of the date set forth above.

                                   ALEXANDER HAAGEN, SR.


                                   /s/ Alexander Haagen
                                   ---------------------------------


                                   CHARLOTTE HAAGEN


                                   /s/ Charlotte Haagen
                                   ---------------------------------

                                   ALEXANDER HAAGEN, III


                                   /s/ Alexander Haagen III
                                   ---------------------------------

                                   AUTUMN HAAGEN


                                   /s/ Autumn Haagen
                                   ---------------------------------

                                   ALEXANDER HAAGEN III & BETTY HAAGEN
                                   TRUST FBO ALEXANDER HAAGEN IV UA
                                   10/24/88



                                   By: /s/ Alexander Haagen III
                                      ------------------------------

                                       /s/ Betty Haagen
                                      ------------------------------
                                   Its:
                                      ------------------------------

                                   ALEXANDER HAAGEN III & BETTY HAAGEN
                                   TRUST FBO AUTUMN HAAGEN UA 10/24/88


                                   By: /s/ Alexander Haagen III
                                      ------------------------------

                                       /s/ Betty Haagen
                                      ------------------------------
                                      Its:



                                   ALEXANDER HAAGEN III & BETTY HAAGEN
                                   TRUST FBO ANDREW HAAGEN UA
                                   10/28/88


                                   By: /s/ Alexander Haagen III
                                      ------------------------------

                                      /s/ Betty Haagen
                                      ------------------------------
                                      Its:



                                   HAAGEN LIVING TRUST DATED
                                   AUGUST 17, 1988, AS AMENDED AND
                                   RESTATED AS OF APRIL 18, 1996


                                   By: /s/ Alexander Haagen
                                       -----------------------------
                                       Its:



                                   HAAGEN LIMITED PARTNERSHIP


                                   By: /s/ Alexander Haagen
                                       -----------------------------
                                      Its: General Partner

                                   LAZARD FRERES REAL ESTATE
                                     INVESTORS, LLC



                                   By: /s/ Arthur P. Solomon
                                      ------------------------------
                                      Its: Managing Director



                                   LF STRATEGIC REALTY INVESTORS, L.P.

                                      By: Lazard Freres Real
                                          Estate Investors, LLC,
                                          its general partner


                                   By: /s/ Arthur P. Solomon
                                       -----------------------------
                                       Name:  Arthur P. Solomon
                                       Title: Managing Director

                                   PROMETHEUS WESTERN RETAIL, LLC

                                   By: LF Strategic Realty
                                       Investors, L.P.,
                                       its member

                                       By: Lazard Freres Real
                                           Estate Investors,
                                           LLC, its general
                                           partner


                                   By: /s/ Arthur P. Solomon
                                       -----------------------------
                                       Name:  Arthur P. Solomon
                                       Title: Managing Director



                                   ALEXANDER HAAGEN PROPERTIES, INC.



                                   By: /s/ Stuart J.S. Gulland
                                       -----------------------------
                                       Its: Senior Vice President and
                                            Chief Financial Officer



                                   ALEXANDER HAAGEN PROPERTIES
                                     OPERATING PARTNERSHIP, L.P.

                                      By: Alexander Haagen
                                          Properties, Inc.,
                                          its General Partner


                                   By: /s/ Stuart J.S. Gulland
                                       -----------------------------
                                       Its: Senior Vice President and
                                            Chief Financial Officer

                                   HAAGEN PROPERTY MANAGEMENT, INC.


                                   By: /s/ Alexander Haagen
                                       -----------------------------
                                       Its:



                                   ACKNOWLEDGED AND AGREED AS
                                   TO SECTION 7 HEREOF

                                   HAAGEN ALHAMBRA ASSOCIATES
                                    AS SUCCESSOR IN INTEREST TO
                                    HAAGEN GDH PARTNERSHIP AND
                                    HAAGEN GDH-2 PARTNERSHIP


                                   By: /s/ Alexander Haagen
                                       -----------------------------
                                       Alexander Haagen, Sr.
                                       Managing General Partner